Exhibit 99.1

CALEDONIA MINING CORPORATION PLC

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Caledonia Mining Corporation Plc (the “Company”) will be held on Wednesday, May 4, 2022 at 09:00 a.m. (UK time) at Radisson Blu Waterfront Hotel, Rue de l'Etau, St Helier, Jersey JE2 3WF, Channel Islands to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2021, together with the report of the auditor thereon, and to consider and, if thought fit, pass, with or without amendments, the following resolutions as ordinary or, as the case may be, special resolutions:

Ordinary resolutions

1.	To reappoint each of the following directors of the Company for the ensuing year, each such resolution to be proposed as a separate resolution:

(a)	Leigh A. Wilson, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(b)	Steven Curtis, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(c)	Mark Learmonth, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(d)	John Kelly, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(e)	Johan Holtzhausen, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(f)	Dana Roets, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(g)	Nick Clarke, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director; and

(h)	Geralda Wildschutt, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers herself for reappointment as a director.

2.	To reappoint BDO South Africa Inc as the auditor of the Company for the ensuing year and authorise the directors to fix its remuneration.

3.	In accordance with the charter of the Audit Committee of the Board of Directors of the Company, to reappoint each of the following directors of the Company as a member of the Audit Committee for the ensuing year, each such resolution to be proposed as a separate resolution:

(a)	subject to his reappointment as a director of the Company pursuant to the resolution at 1.(e) above, Johan Holtzhausen;

(b)	subject to his reappointment as a director of the Company pursuant to the resolution at 1.(d) above, John Kelly; and

(c)	subject to her reappointment as a director of the Company pursuant to the resolution at 1.(h) above, Geralda Wildschutt or if any such persons are not so reappointed, any other independent non-executive director of the Company as may be put forward by the chairman of the Meeting.

Special resolutions

4.	That the Company be and is hereby generally and unconditionally authorised for the purpose of article 57 of the Companies (Jersey) Law 1991, as amended, (the “Law”) to make one or more market purchases of shares (which expression in this resolution shall include depositary certificates as defined in article 57 of the Law relating to such shares) provided that:

(a)	the maximum aggregate number of shares hereby authorised to be purchased is 10 per cent. of the Company’s issued share capital immediately following the passing of this resolution;

(b)	the minimum price (exclusive of expenses) which may be paid for a share is US$0.01 or the equivalent amount of such price at an exchange rate published by the Company’s principal bankers prevailing during the five trading days immediately preceding the date of the purchase;

(c)	the maximum price (exclusive of expenses) which may be paid for a share, subject to applicable securities laws and stock exchange rules, shall be an amount equal to 5 per cent. above the average closing market price for the shares for the five trading days immediately preceding the date of the purchase;

(d)	unless previously renewed, varied or revoked, the authority hereby conferred shall expire on the fifth anniversary of the date of the passing of this resolution unless such authority is renewed prior to such time; and

(e)	the Company may make a contract or contracts to purchase shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of shares in pursuance of any such contract or contracts.

5.	That, subject to the passing of special resolution 4. above, the Company be and is hereby generally and unconditionally authorised pursuant to article 58 A(1)(b) of the Law to hold shares it purchases pursuant to such resolution 4. (including by the purchase of depositary certificates) as treasury shares.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy (or proxies) to attend, speak and vote instead of that shareholder and a proxy need not be a shareholder.

March 10, 2022 has been chosen as the record date for determining those shareholders of the Company entitled to receive notice of the Meeting. The accompanying management information circular (the “Circular”) provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice. This notice and Circular together with the audited consolidated financial statements of the Company and management’s discussion and analysis for the financial year ended December 31, 2021 comprise the “Meeting Materials”.

To be entitled to attend and vote at the Meeting, shareholders must be registered in the register of members of the Company at 09:00 a.m. (UK time) on Monday, May 2, 2022 (or, in the event of any adjournment, 48 hours (not including any part of a day that is not a working day) prior to the time of the adjourned Meeting), and transfers registered after that time shall be disregarded in determining entitlements to attend and vote at the Meeting. Shareholders have a right to ask questions at the Meeting.

In order to ensure representation at the Meeting, registered shareholders must complete the form of proxy and submit it as soon as possible but not later than 09:00 a.m. (UK time) on Monday, May 2, 2022 or 48 hours (not including any part of a day that is not a working day) prior to the time of any adjournment or postponement of the Meeting (or such earlier time as required by the applicable nominee) as set out in the accompanying Circular.

Non-registered shareholders or shareholders that hold their shares in the name of a “nominee”, such as a bank, trust company, securities broker or other financial institution, and depositary interest and depositary receipt holders must seek instructions from their nominee or depositary as to how to vote their shares or the shares underlying the depositary interests or receipts. Non-registered shareholders and depositary interest and depositary receipt holders will have received the Mailed Materials (as defined below) in a mailing from their nominee or depositary. It is important that non-registered shareholders, depositary interest and depositary receipt holders adhere to the voting instructions provided to them by their nominee or depositary.

As per last year, the Company is using the notice and access method of delivering materials to both registered and beneficial shareholders. A notice will be mailed to shareholders of the Company, accompanied by a form of proxy or voting instruction form (as applicable) and an addressed envelope (together with the notice the “Mailed Materials”). However, the Company will deliver the applicable Meeting Materials to shareholders by posting the Meeting Materials on its website. This alternative means of delivery is more environmentally friendly as it will help reduce paper use and mitigate the Company’s printing and mailing costs.

The Meeting Materials will be available on the Company’s website as of March 22, 2022 and will remain on the website for at least one full year thereafter. The Meeting Materials will also be available under the Company’s profile on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov as of March 22, 2022. Shareholders will receive a notice which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting. Registered shareholders who wish to receive paper copies of the Meeting Materials before the Meeting should call toll free from within North America on 1-866-641-4276. Non-registered shareholders, depositary interest or depositary receipt holders who wish to receive paper copies of the Meeting Materials at any time should call toll free from within North America on 1-877-907-7643 or from outside North America on +1-303-562-9305. To obtain copies after the Meeting, registered shareholders should contact Adam Chester at the Company by calling +44 1534 679800, or by email at info@caledoniamining.com. Meeting Materials will be sent to such shareholders, depositary interest or depositary receipt holders at no cost to them within three business days of their request, if such requests are made before the Meeting, and within ten business days if requests are made after the Meeting.

DATED as of March 22, 2022.
By order of the Board of Directors
Caledonia Mining Corporation Plc

(signed) “Leigh A. Wilson”

Leigh A. Wilson
Chairman

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